EXHIBIT 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-162546) pertaining to the Stock Option Plan (2002), as amended, of Silvercorp Metals Inc. of our report dated May 16, 2012 with respect to the consolidated financial statements of Silvercorp Metals Inc. included as an exhibit to this Annual Report (Form 40-F) for the year ended March 31, 2013, filed with the Securities and Exchange Commission.

Vancouver, Canada
June 27, 2013	Chartered Accountants